82-5097

04 FEB 20 AM 7:21

AQUARIUS
PLATINUM LIMITED

04012965

FACSIMILE TRANSMISSION

Date:	19 February 2004	
To:	Office of International Corporation Finance	
Company:	Securities and Exchange Commission	
Fax:	0011 1 202 942 9624	
From:	Nick Bias	
Number of Pages:	36	*(Including this cover page)*
Re:	**Aquarius Platinum Limited – File # 82-5097**	

SUPPL

PROCESSED
FEB 20 2004
THOMSON
FINANCIAL

dw 2/20

(Incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON

82-5097

AQUARIUS
PLATINUM LIMITED

19 February 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Aquarius Platinum Limited - File # 82-5097

Dear Ladies and Gentlemen,

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Aquarius Platinum Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") the Australian Securities and Investments Commission (the "ASIC") the London Stock Exchange ("LSE") or the Registrar of Companies of Bermuda since 4 May 2001.

E-lodge	10 February 2004	ASX & LSE	Announcement	Half Yearly Results to 31 December 2003
E-lodge	10 February 2004	ASX & LSE	Announcement	Aquarius Platinum Limited-Appendix 4D
E-lodge	10 February 2004	ASX & LSE	Announcement	Sir William Purves joins Board of Aquarius Platinum
E-lodge	12 February 2004	ASX & LSE	Announcement	Initial Directors Interest-Appendix 3X

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at +618 9367 5211.

Very truly yours
AQUARIUS PLATINUM LIMITED

NICK BIAS
INVESTOR RELATIONS

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AQUARIUS
PLATINUM LIMITED

10 February 2004

HALF YEARLY RESULTS : NET PROFIT OF $14.5M - UP 183%
US 3 CENTS PER SHARE INTERIM DIVIDEND DECLARED

Highlights of the year:

Operational

- Group attributable production up 49% to 180,291 PGM ounces from 121,000 PGM ounces, (Kroondal: 117,764 ounces, of which 100,200 ounces are attributable to Aquarius; Marikana: 49,110 ounces and Mimosa: 61,962 ounces, of which 30,981 ounces are attributable to Aquarius)
- Marikana Mine performance inhibited by excessive overburden and oxidised ore
- Mimosa mine expansion completed and producing at record levels
- Everest South awaiting finance finalisation

Financial

- 3 cents per share interim dividend declared, payable on 23 March, (2002: 2 cents)
- Net profit after tax "cash basis" - $23.7 million (29.2 cents per share) from,
- Revenues of $90.1 million
- Accounting profit (to IAS) of $14.5 million (17.9 cents per share) after amortisation and depreciation of $9.2 million

Strategic

- Pooling and Sharing Agreement between AQPSA and RPM fully operational from 1 November 2003 effectively extending the life of Kroondal from 2008 to 2016
- Black Economic Empowerment (BEE) transaction in progress
- Sir William Purves joins Board of Aquarius Platinum Limited as non-executive director

Aquarius announces consolidated earnings for the half year to 31 December 2003 of $14.5 million (cents 17.9 per share) an increase of 183% over the $5.1 million (cents 6.41 per share) achieved in the six months ended 31 December 2002. Earnings per share increased by 173%. Cash earnings (before depreciation and amortisation) rose by 69% from $14 million to $23.7 million.

The Directors have declared an interim dividend of 3 cents (2002: 2 cents) per share payable on 23 March 2004 to shareholders of record on 2 March 2004.

Production of PGMs attributable to shareholders of Aquarius rose from 121,000 ounces to 180,291 ounces, an increase of 49%.

Revenue for the half year, net of currency adjustments, was $90.1 million an increase of 108% over the six months ended 31 December 2002. The excellent performance of Mimosa helped mitigate the adverse consequences of the appreciation of the Rand against the $ over the period. Currency fluctuations also adversely affected revenue through the effects on the "pipeline" where revenue is adjusted from time of production to the receipt of cash four months after production. It has not been the practice of Aquarius to hedge either currency or price of PGMs in respect of the period between production of concentrate and receipt of sale proceeds.

Operating costs in Rand terms were well contained. At Kroondal cash costs per PGM ounce were R1,727, down 2% from the six months ended 31 December 2002. Marikana and Mimosa which were in ramp up

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phase do not have relevant comparative figures. Largely as a result of Rand strength, Kroondal's cash costs per PGM ounce increased by 39% from $176 to $245 from the six months ended 31 December 2002.

CEO Mr Stuart Murray said, "Aquarius has worked through a particularly tough period over the last 18 months and maintained our strong focus on cost control. The rewards for all this hard work are now starting to emerge at the bottom line. In addition, Aquarius' growth strategy is starting to deliver, not only in ounces produced, but in bottom line profitability. We are firmly on track to achieve our target of 600,000 PGM ounces annually by 2006.

"As the group has grown, so too have the demands on management, staff and contractors. I am encouraged that we have come out stronger after a difficult period, both because of geological problems at Kroondal, and a difficult macro environment. The near three-fold increase in our net profit is testament to the efforts of all our employees to deliver value for our shareholders in trying times."

Interest payable of $4.8 million was incurred during the period. Interest ceased to be capitalised at Marikana following its becoming fully operational on 1 July 2003.

Depreciation increased to $6.5 million from $3.0 million as a result of the capital expenditure on the respective development and expansions at Marikana and Mimosa. Amortisation arising from the fair value uplift at Kroondal following the implementation of the P&SA reduced to $2.7 million from $5.9 million in the six months ended 31 December 2002.

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Financials

Aquarius Platinum Limited
Consolidated Income Statement
For the Half Year ended 31 December 2003
$'000
Audit reviewed

	Note:	Half Year Ended 31/12/03	Half Year Ended 31/12/02	F/Y Ended 30/6/03
Revenue	(i)	97,518	42,569	107,360
Net exchange adjustments on sales	(ii)	(7,430)	795	(10,498)
Cost of sales	(iii)	(62,816)	(24,649)	(57,562)
Gross profit		**27,272**	**18,715**	**39,300**
Amortisation of fair value uplift of mineral properties	(iv)	(2,703)	(5,860)	(11,374)
Gross profit after amortisation of fair value uplift		**24,569**	**12,855**	**27,926**
Admin & operating costs	(v)	(3,410)	(2,728)	(5,926)
Finance costs	(vi)	(4,847)	(88)	(2,040)
FX movements	(vii)	3,250	(651)	(1,852)
Profit before tax		**19,562**	**9,388**	**18,108**
Income tax expense		(3,811)	(3,306)	(6,456)
Profit after tax		**15,751**	**6,082**	**11,652**
Minority interest	(viii)	(1,271)	(971)	(1,108)
Net profit		**14,480**	**5,111**	**10,544**
Earnings per share (basic - cents)		17.9	6.41	13.22

Notes on the Consolidated Income Statement

(i) Sales revenue is higher due to increased PGM ounces (59,291 ounces) and higher basket prices
(ii) Reflects effects of adjusting revenue recorded at time of production to cash received at the end of the four month pipeline
(iii) Cost of sales are higher due to depreciating $, down 30% against the Rand compared to the six months ended 31 December 2002. In Rand terms costs per PGM oz have been well controlled and were 2% lower at Kroondal at R1,727 per PGM oz
(iv) Amortisation of fair value uplift of mineral properties reflects lower write-off, recognising the longer life of mine at Kroondal due to the P&SA
(v) Admin costs of the Aquarius Group
(vi) Finance costs are higher as interest expense is no longer capitalised following completion of the Marikana project
(vii) Reflects foreign exchange movements on net monetary assets
(viii) Minority interests reflects 25% outside equity interest of Impala Platinum Holdings Limited (Implats) in AQPSA

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Aquarius Platinum Limited
Consolidated Cash flow Statement
Half year ended 31 December 2003
$'000

		Half year ended		F/Y ended
		31/12/03	31/12/02	30/06/03
	Note:			
Net operating cash inflow	(i)	31,827	26,135	31,554
Net investing cash outflow	(ii)	(10,761)	(25,944)	(65,042)
Net financing cash outflow	(iii)	16,814	(4,320)	9,874
Net increase (decrease) in cash held		37,880	**(4,129)**	**(23,614)**
Opening cash balance		16,996	32,306	32,306
Exchange rate movement on cash	(iv)	182	5,214	8,304
Closing cash balance		**55,058**	**33,391**	**16,996**

Notes on the December '03 Consolidated Cash flow Statement

(i) Net operating cash flow includes $41 million inflow from operations, $6 million tax paid and $3 million net finance costs
(ii) Reflects payments for mine development and development costs $11 million
(iii) Reflects proceeds from issue of shares $16 million, proceeds from repayment of share plan loans $3 million and payment of dividends of $2.4 million
(iv) Reflects impact of strengthening ZAR against the $

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Aquarius Platinum Limited
Consolidated Balance Sheet
At 31 December 2003
$'000

	Note:	Half year ended 31/12/03	21/12/02	F/Y ended 30/06/03
Assets				
Cash assets		55,058	33,391	17,001
Current receivables	(i)	29,765	30,906	40,103
Other current assets	(ii)	10,371	3,740	7,156
Non-current receivables	(iii)	4,691	7,093	7,277
Mining assets	(iv)	327,144	288,347	301,954
Other non-current assets		144	657	155
Total assets		**427,173**	**364,134**	**373,646**
Liabilities				
Current liabilities	(v)	37,650	35,889	35,909
Non-current payables	(vi)	56,224	43,193	50,066
Non-current interest-bearing liabilities	(vii)	63,859	47,669	56,870
Other non-current liabilities	(viii)	55,623	50,318	54,154
Total Liabilities		213,356	177,069	196,999
Net assets/(liabilities)		**213,817**	**187,065**	**176,647**
Equity				
Parent entity interest		208,494	184,141	173,053
Minority interest		5,323	2,924	3,594
Total Equity		**213,817**	**187,065**	**176,647**

Notes on the December '03 Consolidated Balance Sheet

(i) Reflects debtors receivable on PGM concentrate sales
(ii) Reflects PGM concentrate inventory
(iii) Reduction reflects Aquarius share plan loans repaid
(iv) Increase in mining assets reflects Mimosa mining assets, Marikana plant and Kroondal expansion
(v) Includes current portion of Investec and Implats loans ($8.4 million), tax payable ($7.7 million) and creditors ($21.5 million)
(vi) Reflects non interest bearing portion of Implats shareholder debt
(vii) Reflects Investec loans of $52.2 million and Implats loans of $11.1 million
(viii) Reflects deferred tax liabilities $52.5 million, provision for closure costs $3.3 million

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Corporate

Board appointment
Aquarius is pleased to announce the appointment of Sir William Purves CBE, DSO, to the Board of Aquarius Platinum Limited. A separate announcement has been released to the market with regard to his appointment.

Capital raising
In October 2003, Euroz Securities Limited of Australia, arranged a placement of 3 million ordinary shares at A$7.80 per share, raising A$23.4 million. This funding will be applied to AQPSA's participation in the Kroondal Mine Pool & Share agreement (P&SA). Following this placement, Aquarius has 82,753,892 fully paid common shares on issue.

Restructure of debt facilities
During the half year under review AQPSA successfully negotiated a restructure of its current debt facilities with Investec Bank and ABSA Bank. The original facilities, which were negotiated prior to the Group entering into the P&SA with RPM, did not have the required flexibility to accommodate the company's commitments towards the P&SA. The restructured facility includes a twelve month moratorium of capital repayments in acknowledgement of the Group's commitments towards the capital works program of the P&SA and offers an improved repayment correlation to the company's anticipated growing production profile.

Black Economic Empowerment (BEE)
On 10 December 2003, Aquarius announced an agreed Black Economic Empowerment transaction with a group of investors led by Savannah Resources (Pty) Ltd (the BEE investors). On completion of the transaction, Aquarius will be fully compliant with the equity ownership component of the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the Charter).

The transaction involves the issue of new shares by AQPSA representing 26% of the increased share capital of AQPSA to the BEE Investors for a cash consideration of Rand 860 million, subject to completion of financing. Rand 415 million of the funding requirement has, subject to certain conditions, been committed by the Board of the Industrial Development Corporation of South Africa (IDC) and the BEE Investors themselves.

Aquarius will grant options to the BEE Investors to acquire 22,733,280 shares of Aquarius. The options will convert into shares in Aquarius in consideration for the transfer to Aquarius of the BEE Investor's interest in AQPSA, upon either Aquarius obtaining a secondary listing on the JSE Securities Exchange South Africa; or the BEE Investors obtaining approval of the exchange control authorities to hold the shares of Aquarius. In both instances conversion will be subject to the Department of Mineral and Energy Affairs confirming that the conversion complies with the Charter.

Completion of the transaction remains expected by the end of the first quarter of 2004. Funding structures will further allow for the participation of trusts to be established in the communities adjacent to AQPSA operations.

Funds raised through the transaction will primarily finance the development of Everest South and generally strengthen AQPSA's balance sheet.

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Projects

P&SA development at Kroondal

The P&SA became effective on 1 November 2003. The Life-of-Mine Development Plan has been completed and approved by the joint management committee. The amendment to the Environmental Management Programme Report has also been completed and was submitted to the Department of Mineral and Energy for approval in mid-December. Approval is expected in the first quarter of 2004.

Underground development to extend the board and pillar mining operations will commence in the first quarter of 2004 and continue over the next 3 years until steady state mining is reached, at a full production of 505,000 PGM ounces a year. Detailed design of the new concentrator plant to process the additional ore has commenced and construction is scheduled to commence from April 2004. Hot commissioning of the new plant is planned for June 2005.

Aquarius will fund its portion of the capital for the P&SA from current cash flows, the net proceeds on the disposal of the Waterval Block and the existing debt facility.

Everest South Project

Subject to the completion of the BEE investors financing being available by the end of March 2004, it is anticipated that construction of the Everest South Mine, the company's third operation in South Africa, will commence during the second quarter of 2004, with first production in 2005, and attaining full production in 2006. In the September quarter 2003 we reported that the feasibility study at Everest South had been upgraded to full bankable status following the completion of a Competent Persons Report. The feasibility study confirmed Aquarius' findings of a mineable UG2 reserve of 26.79 million tonnes at 3.36 g/t (4E) containing 2.8 million ounces of PGMs.

AQPSA's acquisition of TKO Investments Holdings Limited, the holder of certain surface titles and water rights required for the Everest project was completed during the first half (FY 2004). The company currently operates an agricultural business, consisting primarily of kiwi fruit farming. The company is operating as a self-sustaining entity and provides permanent and seasonal employment within the project area. It is the intention to use this business to assist creating a farming enterprise that will co-exist with the mining operations. The clearing of invader tree species to produce charcoal has been initiated as a local employment initiative.

The process of transferring certain surface titles to the local Phetla community in terms of an agreement reached with the community and the land restitution authorities is in process. Under the terms of the agreement any surface restored to the community and required for the mining operations, will be leased back to AQPSA by the community.

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Mine Operations

Kroondal Mine

Kroondal achieved 117,764 PGM ounces of production for the half year, an increase of 8% on the six months ended 31 December 2002. The half yearly production is characterised as one of improving production and cost control as a result of the Beyond 22K program (B22K), instituted in August, delivering consistent improvements since. Also, on 1 November 2003, the P&SA announced in July 2003 commenced, seeing Kroondal commence a further expansion to a targeted annual production of 505,000 PGM ounces, with an increased life-of-mine of 8 years to 2016, and significant potential in mining and financial synergies.



70,000
60,000
50,000
40,000
30,000
20,000
10,000
-
PGM Production (ozs)
2,000
1,900
1,800
1,700
1,600
1,500
1,400
1,300
Cash Costs (Rand/ PGM oz)
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
AQPSA Production
RPM Production
Costs R/oz

Safety

The DIIR rate over the half year improved to 1.52 compared to 1.85 for the six months ended 31 December 2002. Nevertheless, the impact of new safety awareness action campaigns as part of the B22K program have yet to see results, with the DIIR deteriorating in the second quarter to 1.52 from 1.29. Safety Workshops continue under a newly established Safety Committee, with increased pressure from AQPSA personnel and contractors to improve safety rates further.

Operations

Production for the half year was 117,764 PGM ounces, a record for Kroondal. With the P&SA commencing on 1 November 2003, AQPSA attributable ounces are 50% of full production, the balance going to RPM. Consequently, attributable production for the half year is 100,200 PGM ounces. This is calculated as 4 months of full production (July, August, September and October) and 2 months at 50% of total production (November and December). From 1 November 2003, all production at Kroondal is split equally between AQPSA and RPM.

Production resulted from 1,531,000 ROM tonnes: 1,379,000 from underground operations and 152,000 ROM tonnes from open pit operations. The average grade over the period improved 7% to 3.14 g/t from 2.94 g/t over the six months ended 31 December 2002. Recoveries also improved by 3% to 76%.

Cash costs are a two fold story as a consequence of a strengthened Rand over the half year ended 31 December 2003 compared with the six months ended 31 December 2002. In local currency terms cash costs per ROM tonne increased by 4% to Rand 133 per ROM tonne, though actually improving in the 2nd quarter to Rand 127 per ROM tonne. Cash costs per PGM ounce decreased by 2% for the half year to Rand 1,727 per PGM oz. In US dollar terms, cash costs reduced by 46% to $19 per ROM tonne and by 39% to $245 per PGM ounce compared to the six months ended 31 December 2002. With the Rand having strengthened 30% since the six months ended 31 December 2002 to a period average of 7.05 against the US Dollar, the increase in US dollar cash costs is explained.

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The average achieved PGM basket price per ounce for the period under review was $550, and for nickel and copper $4.94 per lb and $0.86 per lb respectively.

Marikana

Production for the half year was 49,110 PGM ounces as the mine continues to build up production to its optimum levels. Production resulted from 774,000 ROM tonnes from open pit operations. The average grade over the period was 3.77 g/t with recoveries at 52%. Comparative data is not available as the mine was only handed over to operations in July 2003. Whilst PGM production build up at the mine has not met pre-production expectations to date, management are encouraged by recent results with the operations breaking even in the half year to 31 December 2003. The optimum mix of competent ore and weathered ore has yet to be achieved with the quality of the feed to the plant being erratic due to limited face availability and high levels of oxidization.

The plant has proven its ability to process the designed throughput of 128,000 tonnes per month. All designed plant operating parameters have been met with respect to grind, concentrate quality and costs.

The average achieved PGM basket price per ounce for the period under review was $579, and for nickel and copper $4.94 per lb and $0.86 per lb respectively.

A difference of opinion has arisen with respect to the interpretation of the mining cost escalation formula, specifically as it relates to the impact of the exchange rate between the Rand and the $. The parties have agreed to mediate this issue in an attempt to find an amicable solution, to avoid resorting to formal arbitration proceedings according to the contract.

Counsel for AQPSA has expressed confidence that the outcome will be favourable for the company.

Mimosa Mine (Aquarius 50%)

PGM production for the period was 61,962 ounces compared to 18,445 PGM ounces in the six months ended 31 December 2002. The increase is a result of the successful commissioning of the expanded Mimosa operations. This production was derived from a milled tonnage of 665,000 tonnes.

Cash costs per ounce for the period were $202 per PGM ounce. After by-product credits cash costs per ounce were $20 per PGM ounces. Base metals (nickel, copper and cobalt) - which form the by-product credits - contributed approximately 25% of revenue. Cash costs per ounce on a rolling twelve month period which is considered to provide a more accurate reflection of costs due to the significant movements in the Zimbabwean currency were $217 per PGM ounce and $66 per PGM ounce after by-product credits.

The optimisation of the new concentrator continued during the half year. Recovery rates of PGM's continued to record improvements in line with the business plan and are now nearing long-term targets. Work on the completion of the underground expansion continued during the period. The workshops are essentially complete and all outstanding capital works will be completed in the current quarter to 30 March 2004.

The average achieved PGM basket price per ounce for the period under review was $502, and for nickel and copper $5.31 per lb and $0.80 per lb respectively.

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STATISTICAL INFORMATION:

Kroondal (100%)	Unit	6 months Dec 2003	6 months Dec 2002	+/- %	12 months June 2003	Rolling 12 months to Dec 2003
Safety DIIR	Rate/200,000 man hours	1.52	1.85	(18)	1.31	1.52
Revenue Gross revenue	R'million	412	437	(6)	805	779
PGM basket Price	$/oz	550	503	9	509	532
Gross cash margin		50%	56%	(11)	52%	49%
Nickel Price	$/lb	4.94	3.16	56	3.48	4.37
Copper Price	US¢/lb	86	70	23	72	81
Average R/$ rate		7.05	10.1	(30)	9.05	7.53
Cash Costs						
Per ROM tonne	R/tonne	133	128	4	130	133
	$/tonne	19	13	46	14	18
Per PGM ounce	R/oz	1,727	1,759	(2)	1,842	1,821
	$/oz	245	176	39	204	242
Per PGM ounce after	R/oz	1,654	1,674	(1)	1,721	1,776
by-product credit	$/oz	235	167	41	191	236
Capital expenditure						
Current	R '000s	25,260	20,510	23	39,666	43,064
	$ '000s	3,586	2,049	75	4,383	5,719
Expansion	R '000s	-	1,353	-	-	-
	$ '000s	-	135	-	-	-
Mining Processed						
Underground	ROM tonne '000	1,379	1,355	2	2,624	2,660
Open Pit	ROM tonne '000	152	156	(3)	335	318
Total		**1,531**	**1,511**	**1**	**2,959**	**2,978**
Grade						
Plant Head	g/t	3.14	2.94	7	2.97	3.04
Recoveries	%	76	74	3	73	74
PGM Production						
Platinum	Ozs	71,402	67,345	6	128,811	132,868
Palladium	Ozs	33,637	30,587	10	58,179	61,229
Rhodium	Ozs	12,198	11,113	10	21,175	22,260
Gold	Ozs	527	489	8	895	933
Total	**Ozs**	**117,764**	**109,534**	**8**	**209,061**	**217,290**
Base Metals Production						
Nickel	Tonnes	98	98	-	172	172
Copper	Tonnes	46	42	10	80	82
Chromite (000)	Tonnes (000)	145	93	56	231	269

Data reflects 100% of Kroondal operations

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STATISTICAL INFORMATION:

Marikana (100%)	Unit	6 months Dec 2003	6 months Dec 2002	+/- %	12 months June 2003	Rolling 12 months to Dec 2003
Safety DIIR	Rate/200,000 man hours	0.69	0.63	10	-	-
Revenue Gross revenue	R'million	182	-	-	-	-
PGM basket Price	$/oz	579	-	-	-	-
Gross cash margin		2.3%	-	-	-	-
Nickel Price	$/lb	4.94	3.16	56	-	-
Copper Price	US¢/lb	86	70	23	-	-
Average R/$ rate		7.05	10.01	(30)	-	-
Cash Costs						
Per ROM tonne	R/tonne	230	-	-	-	-
	$/tonne	33	-	-	-	-
Per PGM ounce	R/oz	3,631	-	-	-	-
	$/oz	515	-	-	-	-
Per PGM ounce after	R/oz	3,582	-	-	-	-
by-product credit	$/oz	508	-	-	-	-
Capital expenditure						
Current	R '000s	3,229	-	-	-	-
	$ '000s	458	-	-	-	-
Expansion	R '000s	15,826	229,190	(93)	325,000	-
	$ '000s	2,245	22,896	(90)	35,991	-
Mining Processed						
Underground	ROM tonne '000	-	-	-	-	-
Open Pit	ROM tonne '000	774	54	1,333	695	-
Total		**774**	**54**	**1,333**	**695**	-
Grade						
Plant Head	g/t	3.77	3.13	20	3.46	-
Recoveries	%	52	45	16	36	-
PGM Production						
Platinum	Ozs	32,233	1,713	1,782	20,042	-
Palladium	Ozs	13,029	425	2,966	6,787	-
Rhodium	Ozs	3,421	96	3,463	1,044	-
Gold	Ozs	427	9	4,644	273	-
Total	**Ozs**	**49,110**	**2,243**	**2,089**	**28,146**	-
Base Metals Production						
Nickel	Tonnes	50	-	-	10	-
Copper	Tonnes	29	-	-	5	-
Chromite (000)	Tonnes (000)	10	-	-	0	-

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STATISTICAL INFORMATION:

Mimosa (100%)	Unit	6 months Dec 2003	6 months Dec 2002	+/- %	12 months June 2003	Rolling 12 months to Dec 2003
Safety DIIR	Rate/200,000 man hours	0.45	1.3	(65)	0.87	0.51
Revenue Gross revenue	$'million	34.4	6.8	406	29	57.5
PGM basket Price	$/oz	502	459	9	456	491
Gross cash margin		70%	78%	(10)	63%	67%
Nickel Price	$/lb	5.31	3.07	73	3.89	4.57
Copper Price	US¢/lb	80	62	29	72	73
Cash Costs						
Per ROM tonne	$/tonne	19	12	58	17	20
Per PGM ounce	$/oz	202	158	28	199	217
Net of by-product credit	$/oz	20	56	(64)	95	66
Capital expenditure						
Current	$ '000s	4,195	580	623	1,630	5,235
Expansion	$ '000s	3, 212	12, 357	(74)	20,693	8,762
Mining Processed						
Underground	ROM tonne '000	665	273	144	755	1,146
Total		665	273	144	755	1,146
Grade						
Plant Head	g/t	3.75	3.67	2	3.73	3.76
Recoveries	%	76	66	15	70	75
PGM Production						
Platinum	Ozs	32, 123	9, 427	241	36,029	58, 725
Palladium	Ozs	23, 174	7, 004	231	25,450	41 619
Rhodium	Ozs	2, 568	769	234	2,844	4, 644
Gold	Ozs	4,097	1.245	229	4,717	7, 569
Total	**Ozs**	**61, 962**	**18, 445**	**236**	**69,040**	**112, 557**
Base Metals Production						
Nickel	Tonnes	883	263	236	826	1,557
Copper	Tonnes	734	217	238	728	1,333
Cobalt	Tonnes	27	8	237	25	47

Data reflects 100% of Mimosa operations

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Aquarius Platinum Limited
Incorporated in Bermuda
Exempt company number 26290

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
Catherine Markus	Non-executive
Sir William Purves	Non-executive (appointed 10 February 2004)
Patrick Quirk	Non-executive
James Slade	Non-executive

Company Secretary

Willi Boehm

Issued Capital
At 31 December 2003, the Company had on issue:
82,753,892 fully paid ordinary shares
2,495,000 unlisted options

Substantial Shareholders 31 December 2003	No. of Shares	Percentage
Impala Platinum Holdings Ltd	7,141,966	8.63
J P Morgan Nominees Australia	5,966,245	7.21
Chase Nominees Limited	5,341,826	6.46
ANZ Nominees	5,097,816	6.16
National Nominees Limited	4,850,634	5.86

Broker (LSE)
Numis Securities
Cheapside House
138 Cheapside
London EC2V 6LH
Telephone: +44 20 7776 1500
Facsimile: +44 20 7776 1550

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Aquarius Platinum (South Africa) (Proprietary) Ltd.
75% Owned
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

The Great Wall Group Building
Block A, 1st Floor
5 Skeen Boulevard
Bedfordview South Africa 2007
P O Box 1282
Bedfordview South Africa 2009

Telephone:	+27 11 455 2050
Facsimile:	+27 11 455 2095
Email:	info@aquariussa.co.za

Aquarius Platinum Corporate Services Pty Ltd
100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5
South Shore Centre
85 The Esplanade
South Perth Western Australia 6151

Telephone:	+61 (8) 9367 5211
Facsimile:	+61 (8) 9367 5233
Email:	info@aquariusplatinum.com

Management

Stuart Murray	Executive Chairman
Gert Ackerman	Managing Director
Walter Vorwerk	Finance Director
Gordon Ramsay	Projects Director
Neil Collett	General Manager P&SA Project
Gabriel de Wet	General Manager Engineering
Graham Ferreira	General Manager Finance
Hugo Holl	General Manager Everest
Phil Rooke	General Manager Marikana
Hulme Scholes	General Manager Commercial & Legal / Company Secretary
Dave Starley	General Manager Kroondal

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Glossary

Aquarius	Aquarius Platinum Limited
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
DIIR	Disabling Injury Incidence Rate - being the number of lost time injuries expressed as a rate per 200,000 manhours worked
EMPR	Environmental Management Programme Report
g/t	Grams per tonne, measurement unit of grade (1 g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
KPM	Kroondal Platinum Mine
LHD	Load Haul Dump machine
Mimosa	Mimosa Mining Company (Private) Limited
NOSA	National Occupational Safety Association
PGE	Platinum Group Elements. Six metallic elements commonly found together which constitute the platinoids. These are platinum (Pt), palladium (Pd), rhodium (Rh), ruthenium (Ru), osmium (Os) and iridium (Ir).
PGM(6) (4e)	Platinum Group Metals. Aquarius reports the composite grade comprising Pt+Pd+Rh+Au (gold), the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef.
P&SA	Pooling & Sharing Agreement between KPM and RPM Ltd
R	South African Rand
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
RPM	Rustenburg Platinum Mines Limited
TKO	TKO Investment Holdings Limited
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
$	United States Dollars

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Further information please contact: **www.aquariusplatinum.com**

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (8) 9367 5211

In United Kingdom:
Nick Bias
Aquarius Platinum Limited
+ 44 7887 920 530

Phil Dexter
St James's Corporate Services Limited
+44 207 499 3916

In South Africa:
Charmane Russell
Russell & Associates
+27 11 880 3924 / +27 82 376 2327

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Appendix 4D

HALF YEAR REPORT
6 MONTHS ENDED 31 DECEMBER 2003

Details of the reporting period and the previous corresponding period

Name of entity

Aquarius Platinum Limited

ABN	Reporting period	Previous corresponding period
087 577 893	Six months ended 31/12/03	Six months ended 31/12/02

Results for announcement to the market

				$US'000
Revenues from ordinary activities	up	129 %	to	97,518
Profit from ordinary activities after tax attributable to members	up	183 %	to	14,480 **

Dividends	Amount per security	Franked amount per security
Interim dividend	3 ¢	- ¢

Record date for determining entitlements to the dividend: 2 March 2004

Refer to the Quarterly Results announcement released in conjunction with this appendix 4D to the market on 30th January 2004.

** Consists of				
Net profit before non cash charges	up	69 %	to	23,651
Amortisation and depreciation of mining assets				(6,468)
Amortisation of fair value uplift of mineral properties				(2,703)
Net profit after non cash charges	up	183 %	to	14,480

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Director's Report

Your directors submit their report for the half-year ended 31 December 2003.

Directors

The names of the company's directors in office during the half-year and until the date of this report are as below. Directors were in office for this entire period unless otherwise stated.

Nicholas T Sibley
Stuart A Murray
Walter E Vorwerk (resigned 31 January 2003)
James H Slade
Catherine E Markus
Patrick D Quirk

Review and Results of Operations

The consolidated entity recorded an operating profit after tax for the six month period of US$14.5M, an increase of 183% over the previous corresponding period ("PCP") result of US$5.1M.

Both the South African ("AQPSA") and Zimbabwean ("Mimosa") operations contributed strongly to the operating profit as shown in the table below:

Operating Profit Contribution	**USD'000 31/12/03**	**USD'000 31/12/02**
PGM ozs	180,291	121,000
South Africa (APQSA)	9,559	8,208
Zimbabwe (Mimosa)	9,883	2,356
Other/Corporate	120	(1,176)
Net profit before tax	**19,562**	**9,388**
Tax Expense	(3,811)	(3,306)
Net profit after tax	15,751	6,082
Outside equity interest	(1,271)	(971)
Net profit attributable to members	**14,480**	**5,111**

The increased profit was achieved on an increase in revenue to US$97.5M, up 129% from the PCP revenue of $42.6M. This in turn was attributable to an increase in PGM production of 180,291 oz for the half and a general strengthening in PGM metal prices of 9%.

On mine cash costs were well controlled and increased by 4% per oz in Rand terms compared to the PCP. The impact of the stronger Rand during the period under review has caused on mine cash costs in US$ per oz to increase by 39% compared to the PCP.

Amortisation of the fair value uplift of mineral properties is lower than the PCP due to the impact of the Pooling and Sharing Agreement (P&SA).

The Mimosa result was assisted by the depreciation of the Zimbabwe dollar against the $US. Although operating conditions in Zimbabwe remain challenging, the company continues to operate successfully, a tribute to the local management and their relationship with the local authorities.

In October, A$23.4M was raised through the placement of 3 million shares at A$7.80 per share.

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On 1st November 2003, the P&SA between AQPSA and Rustenburg Platinum Mines Limited (RPM) became effective.

Refer to the Half Yearly Results announcement released in conjunction with this Appendix 4D to the market on 10th February 2004 for further information.

Rounding

The amounts contained in this report and in the half-year financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the Directors.

Nicholas T Sibley
Chairman

10 February 2004

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Condensed consolidated income statement

(Half year ended 31 December 2003)

	31/12/03 $US'000	31/12/02 $US'000
Revenue	97,518	42,569
Foreign exchange gain/(loss)	(7,430)	795
	90,088	43,364
Cost of sales	(62,816)	(24,649)
Gross profit	**27,272**	18,715
Amortisation of fair value uplift of mineral properties	(2,703)	(5,860)
Gross profit after amortisation of fair value uplift of mineral properties	24,569	12,855
Administrative costs	(2,492)	(2,125)
Other operating costs	(918)	(603)
Foreign exchange gain/(loss)	3,250	(651)
Profit from operating activities	24,409	9,476
Finance costs	(4,847)	(88)
Profit before income tax	**19,562**	9,388
Income tax on ordinary activities	(3,811)	(3,306)
Net profit from ordinary activities	**15,751**	6,082
Net profit attributable to outside equity interests	(1,271)	(971)
Net profit for the period attributable to members of Aquarius Platinum Limited	**14,480**	**5,111**

Earnings per security (EPS)

Basic EPS	17.89 cents	6.41 cents
Diluted EPS	17.84 cents	6.40 cents

Condensed consolidated statement of recognised gains and losses

(Half year ended 31 December 2003)

	31/12/03 $US'000	31/12/02 $US'000
Foreign currency translation adjustments	7,377	22,486
Net gain not recognised in the income statement	7,377	22,486
Net profit for the year	14,480	5,111
Total recognised gains and losses	**21,857**	**27,597**

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Condensed consolidated balance sheet

(Half year ended 31 December 2003)

	As at 31/12/03 $US'000	As at 30/06/03 $US'000	As at 31/12/02 $US'000
Non-current assets			
Receivables	4,691	7,277	7,093
Investments	21	21	20
Property, plant and equipment	123	134	279
Mining assets	327,144	301,954	288,347
Other	-	-	358
Total non-current assets	**331,979**	**309,386**	**296,097**
Current assets			
Cash and cash equivalents	55,058	17,001	33,391
Trade and other receivables	29,765	40,103	30,906
Investments	22	522	6
Inventories	9,916	6,249	3,727
Other	433	385	7
Total current assets	**95,194**	**64,260**	**68,037**
Total assets	**427,173**	**373,646**	**364,134**
Non-current liabilities			
Payables	56,224	50,066	43,193
Interest bearing liabilities	63,859	56,870	47,669
Deferred tax liabilities	52,298	51,063	48,582
Provisions	3,325	3,091	1,736
Total non-current liabilities	**175,706**	**161,090**	**141,180**
Current liabilities			
Trade and other payables	21,497	16,936	11,571
Interest bearing liabilities	8,265	13,355	247
Current tax liabilities	7,767	5,279	23,916
Provisions	121	339	155
Total current liabilities	**37,650**	**35,909**	**35,889**
Total liabilities	**213,356**	**196,999**	**177,069**
NET ASSETS	**213,817**	**176,647**	**187,065**
Shareholders equity			
Issued capital	12,413	11,963	11,963
Share premium reserve	136,668	121,142	121,142
Foreign currency translation reserve	8,338	961	15,887
Retained earnings	51,075	38,987	35,149
Equity attributable to members of Aquarius Platinum Limited	**208,494**	**173,053**	**184,141**
Minority interests	5,323	3,594	2,924
TOTAL EQUITY & MINORITY INTEREST	**213,817**	**176,647**	**187,065**

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Condensed consolidated statement of cash flows

(Half year ended 31 December 2003)

	31/12/03 $US'000	31/12/02 $US'000
Cash flows related to operating activities		
Receipts from customers	93,583	50,020
Payments to suppliers and employees	(52,605)	(21,550)
Interest and other items of similar nature received	615	556
Interest and other costs of finance paid	(3,998)	(2,806)
Income taxes paid	(5,768)	(85)
Net operating cash flows	**31,827**	**26,135**
Cash flows related to investing activities		
Payments for mineral exploration	(775)	(972)
Payments for acquisition of mineral tenements	-	(183)
Payments for mining assets and development costs	(11,030)	(34,648)
Payment for purchases of property, plant and equipment	(28)	(9)
Proceeds from sale of property, plant and equipment	572	104
Payment for purchases of equity investments	-	(2)
Proceeds from disposal of investments	500	1
Loans repaid by other entities	-	-
Cash acquired from ZCE Platinum Limited	-	9,765
Net investing cash flows	**(10,761)**	**(25,944)**
Cash flows related to financing activities		
Proceeds from issues of shares	16,470	-
Payments for share issue and listing expenses	(494)	(306)
Proceeds from borrowings	308	239
Repayment of share-plan loans	2,882	-
Repayment of borrowings	-	(1,063)
Payment of principal potion of hire purchase liability	2	
Dividends paid	(2,354)	(3,190)
Net financing cash flows	**16,814**	**(4,320)**
Net increase (decrease) in cash held	**37,880**	**(4,129)**
Cash at beginning of period	16,996	32,306
Exchange rate adjustments to opening cash	182	5,214
Cash at end of period	**55,058**	**33,391**

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BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial Report as at 30 June 2003. It is also recommended that the half-year financial report be considered together with any public announcements made by the company and its controlled entities during the half-year ended 31 December 2003 in accordance with the group's continuous disclosure obligations.

a) **Basis of Accounting**

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with International Accounting Standard 34 ("IAS 34").

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

The consolidated financial statements have been prepared under the historical cost accounting convention except where otherwise stated.

The consolidated financial information has been rounded to the nearest thousand of US dollars unless otherwise stated.

b) **Changes in Accounting Policies**

Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows.

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Notes to the consolidated statement of financial performance

	31/12/03 $US'000	31/12/02 $US'000
Revenue from ordinary activities		
Sales revenue	96,320	42,024
Interest revenue	583	477
Other revenue	615	68
Total revenue	97,518	42,569
Cost of sales		
Amortisation and depreciation	6,468	3,034
Cost of production	56,137	21,486
Royalties	211	129
Total cost of sales	62,816	24,649
Income tax on ordinary activities		
Current foreign tax	2,522	1,987
Deferred foreign tax	1,289	1,319
Income tax expense before minority interest	3,811	3,306

Details of individual and total dividends and dividend payments

Date the interim dividend is payable	23 March 2004
Record date to determine entitlements to the dividend	2 March 2004
Has the dividend been declared?	Yes

Interim dividends on all securities

		Total amount paid or payable US$'000	Amount per share US$	Franked amount per share
Interim dividend:	Current period	2,483	3 ¢	- ¢
	Previous period	1,595	2 ¢	- ¢

Other disclosures in relation to dividends

The interim dividend for the current period of US$0.03 per share has not been provided for in the Condensed Balance Sheet in accordance with International Accounting Standards.

The company does not have a dividend reinvestment plan.

Earnings per security (EPS)

Details of basic and diluted EPS reported separately in accordance with *IAS 33: Earnings Per Share* are as follows.

	31/12/03 $US'000	31/12/02 $US'000
Net Profit:	15,751	6,082
Adjustments:		
Net profit attributable to outside equity interest	(1,271)	(971)
Earnings used in calculating basic and diluted earnings per share	**14,480**	**5,111**

	Current period Number of Shares	Previous corresponding period Number of Shares
Weighted average number of ordinary shares used in calculating basic earnings per share	80,917,826	79,753,892
Effect of dilutive securities:		
Share options	249,082	65,847
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	**81,166,908**	**79,819,739**

Details of entities over which control has been gained or lost during the period

Name of entity (or group of entities) and date of the gain or loss of control	Contribution to net profit (loss)		Profit (loss) for the previous corresponding period	
	Current period $US'000	Previous corresponding period - $US'000	Current period $US'000	Previous corresponding period - $US'000
	-	-	-	-
Total	-	-	-	-

82-5097

Details of associates and joint venture entities

The economic entity has an interest (that is material to it) in the following entities:

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
	31/12/03	**31/12/02**	**31/12/03 $US'000**	**31/12/02 $US'000**
ZCE Platinum Limited	50%	50%	9,325	1,955
Total			**9,325**	**1,955**

Group's share of associates' and joint venture entities':	**31/12/03 $US'000**	**31/12/02 $US'000**
Profit (loss) from ordinary activities before tax	9,883	2,358
Income tax on ordinary activities	(558)	(403)
Profit (loss) from ordinary activities after tax	9,325	1,955
Adjustments	-	-
Share of net profit (loss) of associates and joint venture entities	**9,325**	**1,955**

Subsequent events

There have been no subsequent events.

Contingent Liability

A difference of opinion has arisen at AQPSA's Marikana mine with the mining contractor with respect to the interpretation of the mining cost escalation formula, specifically as it relates to the impact of the exchange rate between the Rand and the $US. The parties have agreed to mediate this issue in an attempt to find an amicable solution, to avoid resorting to formal arbitration proceedings per the contract.

Counsel for AQPSA have expressed confidence that the outcome will be favourable for the company.

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Segment reporting

The economic entity operates predominantly in the mining industry through the ownership and operation of platinum group metals mining projects. The group operates in four predominant geographical segments – South Africa, Zimbabwe, Bermuda and Australia.

Geographical segments

31 December 2003	Bermuda USD000	South Africa USD000	Australia USD000	Zimbabwe USD000	Eliminations USD000	Consolidated USD000
External sales	-	68,450	-	20,440	-	88,890
External other revenues	1,653	3,924	147	(1,276)	-	4,448
Intersegment revenues	1,751	-	194	-	(1,945)	-
Segment revenue	**3,404**	**72,374**	**342**	**19,163**	**(1,945)**	**93,338**
Segment result	**1,735**	**9,559**	**(93)**	**9,883**	**(1,523)**	19,562
Income tax expense						(3,811)
Profit after tax						15,751
Minority interest						(1,271)
Net profit						14,480

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Issued and quoted securities at end of current period

Category of securities	Total number	Number quoted	Issue price per security (cents)	Amount paid up per security (cents)
Ordinary securities	82,753,892	81,023,892		
Changes during current period:				
Increases through issues	3,000,000	3,000,000	$AUD7.80	$AUD7.80
Increases through option conversions	-	-	-	-
Decreases through returns of capital, buybacks, redemptions	-	-	-	-
Options *(description and conversion factor)*			*Exercise Price*	*Expiry date (if any)*
Unlisted options each convertible for one ordinary share	1,715,000	-	£2.50	23/10/11
Unlisted options each convertible for one ordinary share	400,000	-	£3.43	2/10/12
Changes during current period:				
Issued during current period	380,000	-	£3.32	21/11/13
Exercised during current period	-	-	-	-
Expired during current period	-	-	-	-

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DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Aquarius Platinum Limited I state that:

In the opinion of the Directors:

a) the financial statements and notes of the consolidated entity:

   i) give a true and fair view of the financial position as at 31 December 2003 and the performance for the half-year ended on that date of the consolidated entity; and

   ii) comply with International Accounting Standard IAS 34; and

b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Nicholas T Sibley
Chairman

10 February 2004

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ERNST & YOUNG

Central Park
152 St Georges Terrace
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

Tel 61 8 9429 2222
Fax 61 8 9429 2436

Independent review report to members of Aquarius Platinum Limited

Scope

The financial report and directors' responsibility

The financial report comprises the condensed balance sheet, income statement, cash flow statement, statement of recognised gains and losses and accompanying notes to the financial statements, the other information set out in Appendix 4D to the Australian Stock Exchange (ASX) Listing Rules, and the directors' declaration, for the consolidated entity comprising Aquarius Platinum Limited (the company) and the entities it controlled, for the half-year ended 31 December 2003, but excludes the following sections:

- Results for Announcement to the Market; and
- Directors' Report.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with International Accounting Standard 34 "Interim Financial Reporting" and the ASX Listing Rules as they relate to Appendix 4D. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to satisfy its financial reporting requirements.

Our review was conducted in accordance with Australian Auditing Standards and International Standards on Auditing applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with , International Accounting Standard 34 "Interim Financial Reporting" and the ASX Listing Rules as they relate to Appendix 4D, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian and International professional ethical pronouncements.

Statement

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the financial report for Aquarius Platinum Limited does not give a true and fair view of the financial position of the consolidated entity comprising the company and its controlled entities as at 31 December 2003, and of its results of operations and cash flows for the period then ended in accordance with International Financial Reporting Standards and the ASX Listing Rules as they relate to the Appendix 4D.

Ernst & Young

J P Dowling
Partner
Perth
Date 10 February 2004

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AQUARIUS PLATINUM LIMITED

10 February 2004

SIR WILLIAM PURVES JOINS BOARD OF DIRECTORS

Aquarius Platinum is pleased to announce the appointment to the Board of Directors of Sir William Purves, CBE, with immediate effect. Sir William is the former Chairman of HSBC Holdings plc.

Sir William's participation will strengthen the financial acumen of the Board and bring his extensive knowledge of international banking and finance to the company.

Commenting on the appointment, Aquarius' Chairman Nicholas Sibley said:

"I am delighted that Sir William has accepted the Board's invitation to join. He brings a wealth of experience and knowledge in a wide range of areas of business and I am sure that he will make a valuable contribution to the ongoing growth and success of the company."

"Sir William Purves, age 72, was educated in Scotland before commencing his banking career in 1948. His career was interrupted by National Service where he received a commission in the King's Own Scottish Borderers in 1951 and was awarded a Distinguished Service Order for his actions with UN forces in Korea.

Sir William joined the Hongkong and Shanghai Banking Corporation in 1954 (now part of the HSBC Group). He served in a number of countries before being appointed Chief Executive in 1986 and Group Chairman the following year. Following its acquisition in 1992, he also became Chairman of Midland Bank. He retired from the HSBC Group in 1998 after 44 years service.

Sir William is a non-executive director of a number of private companies and was a non-executive director of Shell Transport and Trading from 1993 to 2002. He has served in a number of senior advisory positions to businesses seeking his advice and was a member of the Executive Council, Hong Kong's highest policy-making body.

He was appointed a Commander of the Order of the British Empire in 1990 and was Knighted in 1993.

Sir William is married and has two sons and two daughters by an earlier marriage."

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AQUARIUS PLATINUM LIMITED

Further information please contact: **www.aquariusplatinum.com**

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (8) 9367 5211

In United Kingdom:
Nick Bias
Aquarius Platinum Limited
+ 44 7887 920 530

Phil Dexter
St James's Corporate Services Limited
+44 207 499 3916

In South Africa:
Charmane Russell
Russell & Associates
+27 11 880 3924 / +27 82 376 2327

82-5097

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Aquarius Platinum Limited
ABN/ARBN	087 577 893

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Sir William Purves
Date of appointment	10 February 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Nil	Nil

+ See chapter 19 for defined terms.

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Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder **(if issued securities)**	
No. and class of securities to which interest relates	